Melissa Lucar

From: Delfin Rodriguez <RodriguezD@dca.lps.state.nj.us>
Sent: Thursday, October 05, 2017 10:06 AM
To: Melissa Lucar
Cc: 'Piesik, Donald'
Subject: RE: Redline and Clean Offering Docs CF Fund II

Melissa,

The New Jersey Bureau of Securities has reviewed the changes to the documents attached to your email. We have no comments at this time.

Regards,
Del

Delfin Rodriguez, CFA
Regulatory Officer
New Jersey Bureau of Securities
Office of the New Jersey Attorney General
153 Halsey Street, 6th Floor
Newark, NJ 07102
(973) 504-3670
Delfin.Rodriguez@lps.state.nj.us
www.NJSecurities.gov

From: Melissa Lucar [mailto:m.lucar@geracillp.com]
Sent: Thursday, October 5, 2017 12:46 PM
To: 'Piesik, Donald' <dpiesik@pa.gov>; Delfin Rodriguez <RodriguezD@dca.lps.state.nj.us>
Subject: Redline and Clean Offering Docs CF Fund II

Melissa L. Lucar, Esq.
GERACI LAW FIRM
90 Discovery
Irvine, California 92618
O: (949) 379-2600
D: (949) 535-1452
m.lucar@geracillp.com
www.geracilawfirm.com


INNOVATE
FEBRUARY 7-9, 2018
BALBOA BAY RESORT | NEWPORT BEACH, CA
www.geracicon.com/innovate